Exhibit 12.1

METALDYNE CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends

	(In thousands)
	Year Ended January 2 2005		Year Ended December 28 2003		Year Ended December 29 2002		Year Ended December 31 2001		For the Period 11/28-12/31 2000
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(64,860)		$(83,990)		$(69,090)		$(47,040)		$(42,820)
(Deduct) add equity in undistributed (earnings) loss of less-than-fifty percent owned companies	(1,450)		20,700		1,410		8,930		1,000
Add interest on indebtedness, net	82,140		75,510		91,000		148,160		14,440
Add amortization of debt expense	3,880		2,480		4,770		11,620		550
Add preferred stock dividends and accretion	19,900		—		—		—		—
Estimated interest factor for rentals (d)	16,480		12,930		12,460		9,730		310
Earnings before income taxes and fixed charges	$56,090		$27,630		$40,550		$131,400		$(26,520)
FIXED CHARGES:
Interest on indebtedness, net	$82,140		$75,510		$91,000		$148,160		$14,440
Amortization of debt expense	3,880		2,480		4,770		11,620		550
Add preferred stock dividends and accretion	19,900		—		—		—		—
Estimated interest factor for rentals (d)	16,480		12,930		12,460		9,730		310
Total fixed charges	122,400		90,920		108,230		169,510		15,300
Preferred stock dividends (a)	—		10,320		13,090		6,430		620
Combined fixed charges and preferred stock dividends	$122,400		$101,240		$121,320		$175,940		$15,920
Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)

(a)	Based on the Company's effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b)	Results of operations for the years ended January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges by $66,310, $63,290, $67,680, $38,110 and $41,820, respectively.

(c)	Results of operations for the years ended January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges and preferred stock dividends by $66,310, $73,610, $80,770, $44,540 and $42,440, respectively.

(d)	Deemed to represent one-third of rental expense on operating leases.